Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated November 22, 2005 relating to the consolidated financial statements and financial statement schedule of MWI Veterinary Supply, Inc. and subsidiaries as of September 30, 2005 and 2004 and for each of the three years in the period ended September 30, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP
Boise, Idaho
May 12, 2006